mwe.com

April 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Courtney Lindsay

Re:	Can-Fite BioPharma Ltd.
Post-Effective Amendment to Registration Statement on Form F-1
Filed March 27, 2020
File No. 333-236064

Dear Mr. Lindsay:

On behalf of Can-Fite BioPharma Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 6, 2020, relating to the Company’s Post-Effective Amendment to Registration Statement on Form F-1 filed with the Commission on March 27, 2020 (the “Post-Effective Amendment”).

The Company is concurrently publicly filing via EDGAR its Amendment No. 2 to the Post-Effective Amendment (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Cover Page

1.	We note that in your explanatory note that you state that the purpose of your post-effective amendment is, in part, to register certain ordinary shares represented by ADSs issuable upon the exercise of certain Warrants and Placement Agent Warrants that were issued as part of a registered offering on Form F-1 (Registration No. 333-236064) that was declared effective on February 10, 2020. The ordinary shares you reference in your explanatory note appear to have been previously registered on your prior registration statement. It is thus unclear why you have filed your post-effective amendment for this purpose. Please withdraw your post-effective amendment or provide us with an analysis of the necessity of the amendment.

Response: In response to the Staff’s comments, the Company filed the post-effective amendment in accordance with its undertaking to file a post-effective amendment to include financial statements required by Item 8.A. of Form 20-F throughout a continuous offering. The explanatory note in Amendment No. 2 has been revised accordingly.

General

2.	The aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form F-3. As such, it appears you are not eligible to convert your registration statement from a Form F-1 to a Form F-3. Please withdraw your post-effective amendment or, alternatively, provide us with an analysis of why you believe you are eligible to conduct your offering on Form F-3.

Response: In response to the Staff’s comments, the Company believes it is eligible to convert the registration statement from a Form F-1 to a Form F-3 in reliance upon General Instruction I.B.4 of Form F-3 which permits the registration of securities issuable upon the exercise of outstanding transferable warrants issued by the issuer. Amendment No. 2 covers the ordinary shares represented by American Depositary Shares issuable upon exercise of previously issued registered warrants that were issued as part of a public offering.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel

cc: Motti Farbstein, Chief Financial Officer

340 Madison Avenue New York NY 10173-1922 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.